Exhibit 99.1

Namibox and Partners Forge Cross-Border Collaboration as “AI Zhixuetong App”
Launches a New Era of Smart Education in Hong Kong and Macau

SHANGHAI, Sept. 10, 2025 /PRNewswire/ — Jinxin Technology Holding Company (the “Company”) (Nasdaq: NAMI), an innovative provider of digital-content products and services in China, today announced that Namibox, a brand under the Company, has entered into a strategic collaboration agreement with Tencent Cloud and subsidiaries of SINO UNITED PUBLISHING (HOLDINGS) LIMITED, namely, HONG KONG EDUCATIONAL PUBLISHING COMPANY LTD., UNITED PRIME EDUCATIONAL PUBLISHING and Sino United Electronic Publishing Ltd. The agreement was signed at Tencent’s Binhai Mansion in Shenzhen, marking the launch of an AI-powered learning platform designed for primary and secondary students across Hong Kong: the “AI Zhixuetong App.” The multi-party initiative aims to drive the integration of artificial intelligence into education and publishing within the region, delivering efficient and personalized educational products and services. The platform will serve as a one-stop smart education solution combining AI-based e-textbooks, AI-integrated teaching aids, and digital reading capabilities. The product is projected to generate significant revenue for Namibox.

Collaboration Creates New Pathways for AI in Educational Publishing

Namibox, an innovative provider of digital educational content and services in China, brings 11 years of expertise in digital and composite learning materials. It is dedicated to enhancing digital education through advanced AI, AR, and digital human technologies. In this partnership, Namibox will serve as the technological and content backbone, leveraging its experience in digital-integrated education and AI-assisted publishing to develop core learning modules and intelligent features. Its established operational framework will enable personalized learning pathways, greatly improving the platform’s usability.

Tencent Cloud will supply robust and efficient cloud computing and foundational AI support for “AI Zhixuetong.” Utilizing a multi-model strategy that combines in-house developed technologies with open-source integration — including the multi-modal capabilities of “Tencent Hunyuan” and “DeepSeek” — as well as core technologies such as OCR, TTS, and ASR, Tencent aims to deliver “practical AI” that transforms innovative research into scalable, adaptive, and user-friendly tools, furthering the development of AI-enhanced education.

With a long-standing presence in local educational publishing, HONG KONG EDUCATIONAL PUBLISHING COMPANY LTD. — a subsidiary of SINO UNITED PUBLISHING (HOLDINGS) LIMITED — focuses on publishing textbooks, reference books, and educational resources for primary and secondary education. It has also developed multiple digital platforms and tools to help teachers improve instruction and support student self-learning. UNITED PRIME EDUCATIONAL PUBLISHING embraces a philosophy of “Learn. Innovate.”, committed to producing high-quality textbooks and teaching materials that span early childhood to secondary education. The company is also actively engaged in educational research and technology development, specializing in AI-supported curriculum and electronic educational products to provide up-to-date and relevant teaching resources. Sino United Electronic Publishing Ltd. concentrates on digital reading and cultural services, striving to build a global Chinese digital reading resource database. Together, these three companies will supply authoritative educational content, forming a solid foundation for the “AI Zhixuetong App.” The collaboration is seen as a milestone opportunity to establish a new paradigm for AI-powered educational publishing and set an industry benchmark in Hong Kong.

Local Innovation Establishes New Model for Regional Collaboration

A major achievement of this partnership is the inclusion of the “Young Writers’ Crash Course” within the app — the first AI-integrated teaching aid developed by HONG KONG EDUCATIONAL PUBLISHING COMPANY LTD. Building on print-based content and deeply incorporating an education-specific large language model, the course enables AI-driven conversational tutoring. It supports the entire writing process from conceptualization and outlining to intelligent evaluation, offering multidimensional feedback, error detection, and comments on structure and phrasing — providing students with intelligent, personalized writing guidance.

More than just a smart learning tool, “AI Zhixuetong” is a locally tailored innovation designed to address the specific needs of Hong Kong’s education system. It signifies a major breakthrough in cross-regional cooperation and a new model for AI-integrated educational publishing. Looking ahead, the partners intend to deepen their relationship, refine the platform’s functions, expand its applications, and promote the adoption of smart education in Hong Kong, Macau, and beyond — working together to chart a new course for the future of education.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital content and interactive communication services. Through its flagship platform NamiBox, the Company delivers intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

The Company works closely with China’s leading textbook publishers and educational platforms, providing AI-generated digital content for primary and middle school students. Its distribution channels include:

NamiBox, the Company’s flagship learning app

Telecom and broadcast operators

Third-party educational devices

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Investor and Media Inquiries, Please Contact:

Jinxin Technology Holding Company
Investor Relations Department
Email: ir@namibox.com